1001 MCKINNEY
18th FLOOR
HOUSTON, TEXAS 77002
FRANKLIN, CARDWELL & JONES	713.222.6025 TELEPHONE
A PROFESSIONAL CORPORATION	713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com

January 27, 2006

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re: Legacy Communications Corporation Registration Statement on

Form SB-2 (File No. 333-025907)

Dear Mr. Mumford:

On behalf of Legacy Communications Corporation (the “Company”), we are filing with this letter Pre-effective Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement on Form SB-2 (the “Registration Statement”), together with a marked copy showing changes made in Amendment No. 4. For the convenience of the staff I have forwarded two (2) hard copies of this letter and the marked copies of Amendment No. 4 to you by overnight mail.

Set forth below are our responses to the comments from the staff.

Prospectus Summary, page 3

1.

Please include a recent developments section to briefly describe your results of operations for the fiscal year ended December 31, 2005, if you intend to request acceleration before you are required to update your financial statements.

The Company has included a Subsequent Developments section in both the Prospectus Summary and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company made additional minor changes to Liquidity and Sources of Funds to reflect the developments since September 30, 2005.

Management’s Discussion and Analysis, page 35

Liquidity and Capital Resources, page 37

2.	Please update the table on page 30 to conform to the table in the summary.

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

January 27, 2006

The table contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations has been updated to include the additional information found in the similar table in the Prospectus Summary.

Executive Compensation, page 44

3.	Please update for fiscal year end 2005 the information provided throughout this section.

The executive compensation information has been updated to include fiscal year 2005 information.

As discussed with you we have also added the representation required by Item 512(g) of Regulation S-B. This was omitted inadvertently by me in Amendment No. 3. In addition, we have corrected a number of grammatical and spelling errors throughout the document and added the logo for the Company to the cover of the prospectus. All of the foregoing is marked for your review in the enclosed marked copy.

We appreciate the detailed review of Amendment No. 3 by the staff and have attempted to address all comments to the extent of available information. We acknowledge that the Registrant is responsible for the accuracy and adequacy of the disclosures in Amendment No. 4. Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Registrant’s responses to your comments or Amendment No. 3.

Very truly yours
Franklin, Cardwell & Jones

/s/ Lawrence E. Wilson

Lawrence E. Wilson
For the firm

Enclosure

cc:	Legacy Communications Corporation
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